Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549


                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
               The Columbia Gas System, Inc. ("Columbia") et al.
                      The Individual Applicant-Declarants
                        are Listed on the Signature Page

                                File No. 70-8471


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 22, 1994, March 14, 1995, November 8, 1995, January 25, 1996, February 16, 1996, and July 11, 1996, authorizing the financing transactions as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned certify to the Commission that, during the calendar quarter from July 1, 1996, through September 30, 1996, the Subsidiaries sold and Columbia purchased Common Stock and Installment Promissory Notes, and the Subsidiaries received short-term funds through Intra system Money Pool Advances, and the Subsidiaries made funds available to the Intra system Money Pool in accordance with the attached schedules.

                              SUBSIDIARY FINANCING
                                     ($000)

                                                                                   Money Pool
                                         Aggregate Amount                        Maximum Amount
                                         Under Application                        During Quarter
                                  ------------------------------        ---------------------------------

                                                     Installment
                                     Common           Long-Term
     Company                         Stock               Debt             Borrowings          Investments
 ----------------                 -----------       -------------       -------------       --------------
                                      $000              $000                $000                 $000

 CKY . . . . . . . . . . . .             **                 **             18,558                    -0-

 COH . . . . . . . . . . . .             **                 **            237,280                    -0-

 CMD . . . . . . . . . . . .             -0-             4,000              3,992                   207

 CPA . . . . . . . . . . . .             **                 **             80,458                    -0-

 CNR . . . . . . . . . . . .              *                 -0-                -0-               37,409

 CGT . . . . . . . . . . . .              *              6,700              6,243                 8,341

 CS  . . . . . . . . . . . .             -0-             2,000              8,743                 8,122

 CPI . . . . . . . . . . . .              *              2,000                 -0-                4,363

 CLG . . . . . . . . . . . .              *                  *                 -0-                4,783

 CPC . . . . . . . . . . . .              *                  *                252                   514

 CES . . . . . . . . . . . .              *                  *                 -0-               18,372

 CAT . . . . . . . . . . . .              *                  *                  *                   667

 TVC . . . . . . . . . . . .              *                  *                  *                15,038

 TCC . . . . . . . . . . . .             -0-                 *                  *                   115

 TPL***  . . . . . . . . . .              *                  *                  *                     7

 TPG***  . . . . . . . . . .              *                  *                  *                     1

 TBL***  . . . . . . . . . .              *                  *                  *                 1,429

 TBG***  . . . . . . . . . .              *                  *                  *                   556

 TVL***  . . . . . . . . . .              *                  *                  *                 1,354

 TVG***  . . . . . . . . . .              *                  *                  *                   158

 TRL***  . . . . . . . . . .              *                  *                  *                    42

 TCO . . . . . . . . . . . .              *                  *                  *                48,594

 CEM . . . . . . . . . . . .              *                  *                  *                17,959


 CSP . . . . . . . . . . . .              *                  *                  *                   515

--------------------
        * Authorization for such financing not requested in Application. ** Reported via Form U-6B-2 pursuant to Rule 52.
      ***  A TriStar Ventures Subsidiary.

                                   SIGNATURE

           The undersigned further certifies that all financing transactions were carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, and the Orders of the Commission with respect thereto.

                            THE COLUMBIA GAS SYSTEM, INC.

Date: October 25, 1996      By:    //s//J. W. Grossman
      ----------------           ------------------------------------------------
                                   J. W. Grossman,  Vice President and Controller

                            COLUMBIA GAS OF OHIO, INC.
                            COLUMBIA GAS OF PENNSYLVANIA, INC.
                            COLUMBIA GAS OF KENTUCKY, INC.
                            COLUMBIA GAS OF MARYLAND, INC.
                            COMMONWEALTH GAS SERVICES, INC.
                            COLUMBIA GULF TRANSMISSION COMPANY
                            COLUMBIA PROPANE CORPORATION
                            COMMONWEALTH PROPANE, INC.
                            COLUMBIA GAS SYSTEM SERVICE CORPORATION
                            COLUMBIA NATURAL RESOURCES, INC.
                            COLUMBIA ATLANTIC TRADING CORPORATION
                            COLUMBIA LNG CORPORATION
                            COLUMBIA ENERGY SERVICES CORPORATION
                            COLUMBIA SERVICE PARTNERS, INC.
                            COLUMBIA GAS TRANSMISSION CORPORATION
                            COLUMBIA COAL GASIFICATION CORPORATION
                            COLUMBIA ENERGY MARKETING CORPORATION


Date: October 25, 1996      By:    //s//J. W. Trost
      ----------------           ---------------------------------
                                   J. W. Trost, Vice President

                            TRISTAR VENTURES CORPORATION
                            TRISTAR CAPITAL CORPORATION
                            TRISTAR PEDRICK LIMITED CORPORATION
                            TRISTAR PEDRICK GENERAL CORPORATION
                            TRISTAR BINGHAMTON LIMITED CORPORATION
                            TRISTAR BINGHAMTON GENERAL CORPORATION
                            TRISTAR VINELAND LIMITED CORPORATION
                            TRISTAR VINELAND GENERAL CORPORATION
                            TRISTAR RUMFORD LIMITED CORPORATION
                            TRISTAR FUEL CELLS CORPORATION
                            TRISTAR GAS TECHNOLOGIES, INC.
                            TRISTAR GEORGETOWN GENERAL CORPORATION
                            TRISTAR GEORGETOWN LIMITED CORPORATION
                            TVC NINE CORPORATION
                            TVC TEN CORPORATION


Date: October 25, 1996      By:    //s//D. P. Detar
      ----------------           ---------------------------------
                                   D. P. Detar, Treasurer


Attachment